

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2013

Via E-mail
Ms. Leslie D. Hale
Chief Financial Officer and Treasurer
RLJ Lodging Trust
3 Bethesda Metro Center, Suite 1000
Bethesda, MD 20814

   Re: RLJ Lodging Trust
     Form 10-K for the year ended December 31, 2012
     Filed February 28, 2013
     File No. 001-35169

Dear Ms. Hale:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Jonathan Wiggins

         Jonathan Wiggins
         Staff Accountant